EXHIBIT 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross agrees to sale of Crixás interest for $220 million

Toronto, Ontario, May 29, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has entered into a purchase and sale agreement with subsidiaries of AngloGold Ashanti Ltd. (JSE: ANG, NYSE: AU) (“AngloGold Ashanti”), pursuant to which Kinross will sell its 50% interest in the Crixás gold mine (Serra Grande), located in the State of Goiás, Brazil, to AngloGold Ashanti for gross cash proceeds of US$220 million. AngloGold Ashanti is the other 50% owner and operator of Crixás.

“Crixás is a non-operated, non-core asset for Kinross,” said Tye Burt, President and Chief Executive Officer of Kinross. “Its divestiture is consistent with our strategy of portfolio optimization, and focusing our resources on the Company’s core operations and priority projects.”

Kinross’ share of Crixás’ proven and probable gold reserves was approximately 375,000 ounces as of December 31, 2011, and its share of forecast production for 2012 was approximately 70,000 gold equivalent ounces.  The Company expects to provide updated production guidance for 2012 with its second quarter earnings announcement.

The completion of the transaction is subject to the receipt of certain required regulatory approvals and other customary conditions of closing. The transaction is expected to be completed during the second quarter of 2012.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5
Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities; the future price of gold and silver; the estimation of mineral reserves and mineral resources and the realization of such estimates; the timing, amount and costs of development of mineral deposits and estimated future production; expected capital expenditures; exploration, development and mining activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation; environmental risks; unanticipated reclamation expenses; and title disputes or claims. The words ‘‘expects’’, “is expected’’, “forecasts’’ and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form and Management’s Discussion and Analysis filed for the fiscal year-ended 2011. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, that the transaction described herein will be completed as currently contemplated. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

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